CONFIDENTIAL	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

June 16, 2015	Heather L. Emmel +1 212 310 8849 Heather.Emmel@weil.com

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street, NE

Room 2736

Washington, D.C. 20549-2736

Dear Sir/Madam:

On behalf of Lantheus Holdings, Inc. (the “Company”), we are requesting confidential treatment pursuant to Rule 83 of the Freedom of Information Act (17 CFR 200.83) with respect to certain limited portions of a letter (the “Letter”) mailed by FedEx overnight delivery to the Securities and Exchange Commission (the “Commission”) on June 9, 2015. A redacted version of the Letter was submitted to the Commission via EDGAR on June 16, 2015 under the file type CORRESP. The Letter contains preliminary price range information for the initial public offering of the Company’s common stock to be included in the Company’s Registration Statement on Form S-1 (Registration No. 333-196998). The Letter included a request for confidential treatment thereof. Enclosed find a copy of the redacted version of the Letter filed via EDGAR and please note our request for confidential treatment of such information.

If you require any further information, please call me at the number above.

Yours truly,

/s/ Heather L. Emmel

Heather L. Emmel

767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

June 9, 2015	Heather Emmel, Esq. +1 212 310 8849 heather.emmel@weil.com

VIA FACSIMILE AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina DeRosa

Re:	Lantheus Holdings, Inc.

Registration Statement on Form S-1, as amended

File No. 333-196998

Dear Ms. DeRosa:

This letter relates to the Registration Statement on Form S-1 (Registration No. 333-196998) (the “Registration Statement”) of Lantheus Holdings, Inc., a Delaware corporation (the “Company”).

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company confidentially advises the Staff that the Company currently estimates a preliminary price range of $* to $* per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Price Range of $* per share. Please note that the foregoing per-share amounts, and the other per-share amounts set forth in this letter, do not reflect the impact of an anticipated 1-for-* stock split. The Company expects to include the Price Range, as adjusted for the anticipated stock split, in a pre-effective amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process and the distribution of any preliminary prospectus relating to the IPO. Please note that the Company expects that price range ultimately included in the Preliminary Prospectus will be narrower than the range presented herein in order to comply with Staff guidance on price ranges. We are providing this information to you supplementally to facilitate your review process.

The Price Range has been estimated based, in part, upon current market conditions and input received from Credit Suisse Securities (USA) LLC and Jefferies LLC (the “Lead Underwriters”), including discussions that took place on June 8, 2015 between senior management of the Company, members of the board of directors of the Company, and representatives of the Lead Underwriters. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. In addition, the Price

June 9, 2015

Range reflects the estimated public offering price of the shares to be sold in the market, which shares will be freely tradeable and will not be subject to a lock-up agreement. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, board of directors, and the Lead Underwriters. During those discussions, the parties considered quantitative factors, as well as qualitative factors, such as the valuations of recently completed public offerings, the current valuations of public companies similar to the Company, similarities and differences between the Company and those companies, and recent market conditions, and demand for publicly traded common stock of generally comparable companies.

On April 6, 2015, under the Company’s 2013 Equity Incentive Plan, the Compensation Committee granted to certain employees, including senior members of management and independent directors, an aggregate of 1,254,400 Restricted Stock Awards granted at an estimated fair value price of $4.42 per share. Additionally, between January 23, 2015 and May 16, 2015, the Compensation Committee granted to one employee and certain independent directors an aggregate of 135,444 stock options, granted at exercise prices between $4.42 and $4.48 per share.

IPO Price Range

As noted previously, the expected preliminary Price Range is between $* and $* per share. Based on this Price Range we do not believe that there will be a significant disparity between the stock price at the time of the IPO and any of the recent equity awards, as the fair value of the awards made in 2015 are *.

Conclusion

Based on the foregoing facts and analyses, the Company respectfully submits that the estimated fair value and exercise prices of its recent equity awards are appropriate.

We are respectfully requesting confidential treatment for this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83.

Should any questions arise in connection with the filing or this letter, please contact the undersigned at (212) 310-8849.

Sincerely yours,

/s/ Heather L. Emmel

Heather L. Emmel, Esq.